

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-65407 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                                   MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM:   CRAIG-HALLUM CAPITAL GROUP LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

 222 S. NINTH ST. STE 350
                                              (No. and Street)

| MINNEAPOLIS | MN | 55402 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jeannie Sonstegard, CFO | 651-343-4835 | jeannie.sonstegard@craig-hallum.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

 Baker Tilly US, LLP
                    (Name – if individual, state last, first, and middle name)

| 777 E Wisconsin Ave, 32 Floor | Milwaukee | WI | 53202 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/22/03 | | 23 | |
| --- | --- | --- | --- |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# Public

## OATH OR AFFIRMATION

I, __Jeannie Sonstegard_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __CRAIG-HALLUM CAPITAL GROUP LLC_____, as of ____December 31_____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> BARBARA J RELLER
> Notary Public
> Minnesota
> My Commission Expires
> Jan 31, 2025

Signature:
_Jeannie Sonstegard_

Title:
Chief Financial Officer

_Barbara J Reller_
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

_**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

# CRAIG-HALLUM CAPITAL GROUP LLC

Statement of Financial Condition

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

**CRAIG-HALLUM CAPITAL GROUP LLC**

**Table of Contents**



# Report of Independent Registered Public Accounting Firm

To the Member and Board of Governors of
Craig-Hallum Capital Group LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Craig-Hallum Capital Group LLC (the Company) as of December 31, 2022, and the related notes (collectively referred to as the Financial Statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Baker Tilly US, LLP*

We have served as the Company's auditor since 2016.

Milwaukee, Wisconsin
March 30, 2023

# CRAIG-HALLUM CAPITAL GROUP LLC

Statement of Financial Condition

December 31, 2022

## Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 20,240,665 |
| Receivables from brokers, dealers, and others | | 7,817,691 |
| Right-of-use assets | | 1,119,458 |
| Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $1,336,819) | | 240,186 |
| Deposits with clearing broker | | 1,000,000 |
| Securities owned: | | |
| Not readily marketable, at estimated fair value | | 3,277,418 |
| Prepaid expenses | | 644,399 |
| Other receivables | | 1,553,017 |
| Lease deposits | | 113,980 |
| Total assets | $ | 36,006,814 |

## Liabilities and Member's Equity

| | | |
|---|---|---:|
| Liabilities: | | |
| Accrued employee compensation and benefits | $ | 18,649,490 |
| Lease liability on right-of-use assets | | 1,326,400 |
| Distributions payable to member | | 1,905,833 |
| Accounts payable | | 557,975 |
| Deferred revenues | | 1,292,342 |
| Total liabilities | | 23,732,040 |
| Member's equity | | 12,274,774 |
| Total liabilities and member's equity | $ | 36,006,814 |

See accompanying notes to statement of financial condition

## (1) Description of Business

Craig-Hallum Capital Group LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities and Exchange Commission (SEC). The Company commenced operations on May 31, 2002. The Company engages in the business of acting as a dealer, market maker, investment banker, and provider of brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company is a wholly owned subsidiary of Craig-Hallum Holdings LLC (CHH), a limited liability company.

## (2) Summary of Significant Accounting Policies

### (a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### (b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and money market securities. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents. The Company maintains cash balances in various financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash. The Company had $19,990,665 of funds that exceeded the FDIC Insurance limits as of December 31, 2022, of which $17,421,902 was paid on January 12, 2023 in bonus and distribution.

### (c) Securities Transactions

The Company records securities transactions and related revenues and expenses on a trade-date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in principal transactions revenues. All securities owned are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

### (d) Furniture, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements on non-right-of-use assets are amortized over the lesser of their estimated useful lives or the term

of the applicable leases. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

### (e) Income Taxes

The Company is a wholly owned, limited liability company disregarded for federal income tax purposes and does not file its own federal income tax returns. The Company's sole member is CCH, which is taxed as a partnership. The Company's individual items of income, expense, gain and loss are included in the CHH partnership tax returns. Accordingly, a provision for income taxes is not presented in its financial statements. CHH does incur immaterial amounts of state franchise taxes; and for 2022 has elected to be taxed as a Pass-through Entity ("PTE") in certain states, these amounts are charged to operations as incurred.

### (f) Fair Value Measurements

Fair value measurement accounting standards, ASC 820, establish an authoritative definition of fair value, set out a framework for measuring fair value, and require additional disclosures about fair value measurements. The Company's assets and liabilities are classified using the three-tier fair value hierarchy as summarized below.

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is determined using other significant observable inputs for identical or similar instruments.

Level 3 – Valuation is determined using significant assumptions not observable in the market.

The following table summarizes the Company's assets that were accounted for at fair value by level within the fair value hierarchy as of December 31, 2022:

| | Quoted prices in active markets for identical assets or liabilities (Level 1) | Other significant observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Value at December 31, 2022 |
|---|---|---|---|---|
| Cash and cash equivalents | $ 20,240,665 | — | — | 20,240,665 |
| Securities owned and securities sold, not yet purchased, net | — | 3,277,418 | — | 3,277,418 |

### (g)   *Allowance for Credit Losses*

The Company follows Accounting Standard Codification ("ASC") Topic 326, Financial Instruments – Credit Losses (ASC 326). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.   Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of the financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses.  The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2022.

### (3)   Receivables from Brokers, Dealers, and Others

Amounts receivable from brokers, dealers, and others at December 31, 2022 consist of the following:

| | |
|---|---:|
| Receivable from clearing organization | $  6,361,037 |
| Investment banking receivable | 1,456,654 |
| | $  7,817,691 |

Included in the receivables from brokers, dealers, and others are unsettled trading inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its trading inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

### (4)   Securities Owned

The Company had no marketable securities owned and sold, not yet purchased at December 31, 2022.

Securities not readily marketable are investment securities (a) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 or (b) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.  On December 31, 2022, these securities were valued at $3,277,418.

**(5) Commitments and Contingencies**

The Company leases office space and various types of equipment under noncancelable leases varying from one to five years, with certain renewal options for like terms.

At December 31, 2022, the Company's future minimum rental commitments based upon the terms (excluding escalation costs) under noncancelable leases, which have an initial or remaining term of one year or more, were as follows:

| | | |
|---|---|---|
| 2023 | $ | 542,534 |
| 2024 | | 545,437 |
| 2025 | | 324,630 |
| 2026 | | 9,498 |
| 2027 | | 2,352 |
| | $ | 1,424,451 |

| Reconciliation to lease liability | | |
|---|---|---|
| Future minimum lease payments | $ | 1,424,451 |
| Less future interest payments | | (98,051) |
| Equals present value of future payments | $ | 1,326,400 |

ASC 842 requires leases to be recorded as a right-of-use asset on the statement of financial condition along with a lease liability for both capital and operating leases. The Company had eight operating leases as of December 31, 2022. As of December 31, 2022, the right-of-use assets and corresponding lease liabilities are as follows:

| | | Right-of-use asset | Lease liability |
|---|---|---|---|
| Lease 1 | $ | 446,705 | (596,460) |
| Lease 2 | | 277,570 | (285,743) |
| Lease 3 | | 101,939 | (104,293) |
| Lease 4 | | 2,615 | (2,976) |
| Lease 5 | | 1,430 | (1,394) |
| *Lease 6 | | 4,837 | (5,561) |
| *Lease 7 | | 270,077 | (315,804) |
| *Lease 8 | | 14,285 | (14,169) |
| | $ | 1,119,458 | (1,326,400) |

*New lease in 2022

For the year ended December 31, 2022, lease liabilities arising from obtaining operating right-of-use assets were $383,742. For the year ended December 31, 2022, the Company paid $458,785 in lease payments.

Weighted-average remaining lease term is 2.63 years

Weighted-average discount rate is 5.26%

**(6) Employee Benefit Plan**

The Company maintains a 401(k) profit sharing plan (the Plan) for which the Company is the plan sponsor and administrator. The Plan is administered under a written plan and trust agreement, with Charles Schwab Bank as the trustee. The Plan covers substantially all employees.

**(7) Financial Instruments with Off-Balance-Sheet Risk**

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event counterparty is unable to fulfill its contractual obligations.

**(8) Regulatory Requirements**

The Company is subject to the net capital requirements of the FINRA and Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash distributions paid if certain minimum net capital requirements are not met. At December 31, 2022, the Company had net capital of $6,106,618, which was $4,599,102 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital was 370.30%.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

**(9) Related-Party Transactions**

The Company declared and distributed $5,519,444 to the Member for the year ended December 31, 2022, including a distribution payable of $1,905,833 as of December 31, 2022.

In addition, $11,000,000 of capital, which was raised on February 22, 2021, by offering current Members of CHH a preferred non-voting unit with a 10% rate of return, was returned to CHH on November 21, 2022, for the Members who participated.

**(10) Subsequent Events**

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was March 30, 2023.

In the first quarter of 2023, the Company entered into a new office lease which commences on April 1, 2023, has a twelve-month term, and is valued at $45,961. In addition, the Company has signed a summary of terms for another proposed lease which would also commence on April 1, 2023, has a twenty-four month term, and is valued at $39,093.